SEC file number 0-21782

                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                     THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of September 2004

                      FLETCHER CHALLENGE FORESTS LIMITED
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                (Translation of Registrant's Name Into English)


             8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                  (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F |X|  Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes |_|  No |X|

(If "Yes is marked indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-         .)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3
(Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of
Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 10 September 2004          FLETCHER CHALLENGE FORESTS LIMITED

                                /s/ P M GILLARD
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                                P M GILLARD
                                SECRETARY